SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ending August 16, 2005

☐	Transitional report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number: 333-80605

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: German American Bancorp 1999 Employee Stock Purchase Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: German American Bancorp 711 Main Street, Box 810 Jasper, Indiana 47546-3042

1.

REQUIRED INFORMATION

A.	Financial Statements and Schedules:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

B.	Signatures
C.	Exhibits

Exhibit 23 — Consent of Independent Registered Public Accounting Firm

2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

German American Bancorp

  Employee Stock Purchase Plan

Jasper, Indiana

We have audited the accompanying statements of net assets available for benefits of the German American Bancorp Employee Stock Purchase Plan as of August 16, 2005 and 2004, and the related statements of changes in net assets available for benefits for each of the three years in the period ended August 16, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the German American Bancorp Employee Stock Purchase Plan as of August 16, 2005 and 2004, and the changes in net assets available for benefits for each of the three years in the period ended August 16, 2005 in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Indianapolis, Indiana

October 25, 2005

3.

GERMAN AMERICAN BANCORP
EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
August 16, 2005 and 2004

	2005	2004
ASSETS
Cash	$378,504	$333,963

LIABILITIES
Accounts payable	3,393	3,126

NET ASSETS AVAILABLE FOR BENEFITS	$375,111	$330,837

See accompanying notes.

4.

GERMAN AMERICAN BANCORP
EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended August 16, 2005, 2004 and 2003

	2005	2004	2003
Additions to net assets attributed to:
Contributions
Participants	$388,409	$342,705	$397,159
Employer	75,415	120,234	65,897

Total additions	463,824	462,939	463,056

Deductions from net assets attributed to:
Terminations paid in cash	13,298	11,868	21,354
Purchase of stock	406,252	496,039	387,635

Total deductions	419,550	507,907	408,989

Net increase/(decrease)	44,274	(44,968)	54,067

Net assets available for benefits
Beginning of year	330,837	375,805	321,738

End of year	$375,111	$330,837	$375,805

See accompanying notes.

5.

GERMAN AMERICAN BANCORP

EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

August 16, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN

The following description of the German American Bancorp Employee Stock Purchase Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General: The purpose of the Plan is to provide eligible employees of German American Bancorp (the Company) and its subsidiaries an opportunity to purchase common shares of the Company financed by payroll deductions. The Plan provides for the purchase of up to 425,000 shares of common stock (542,420 after adjustment for stock dividends since inception of the Plan), which the Company may provide by purchases on the open market or from private sources, or by issuing authorized but unissued common shares. The Plan covers all employees of the Company and its subsidiaries who have completed six months of service prior to the start of the Plan year, with customary employment of at least 20 hours per week. The Company shall determine the participant purchase price for common shares under the Plan, which price shall be in the range from 85% to 100% of the fair market value of the common shares at the beginning or end of the Plan year as determined by quoted market prices.

Contributions: Eligible employees must elect to participate in the Plan before the start of the Plan year and may not purchase more than $25,000 worth of Company common stock, based on the fair market value on the start of the Plan year. Employees may increase deferrals once and decrease deferrals once during the Plan year, or may elect to terminate participation at any point during the Plan year. Upon terminating participation, the balance in the participant account shall be paid to the employee.

Participant Accounts: Each participant's account is credited with the participant's contributions through payroll deductions. At the end of the Plan year, the balance of participant accounts will be used to purchase the number of whole and fractional shares of Company common stock that may be purchased for the participant purchase price. Ownership of common shares purchased is transferred to the participants, and the shares are not assets of the Plan. For the Plan years ended August 16, 2005, 2004 and 2003, the participant purchase prices determined by the Company, adjusted for stock dividends, were $13.79, $13.40 and $12.86 per share.

Retirement, Termination and Death: A participant is entitled to 100% of his or her account balance upon retirement, termination or death.

Payment of Benefits: Certificates for common shares purchased under the Plan may be registered only in the name of the participating employee, or in his or her name jointly with a member of his or her family, with right of survivorship. There are no restrictions imposed by the Plan on the resale of common shares purchased under the Plan.

(Continued)

6.

GERMAN AMERICAN BANCORP

EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

August 16, 2005 and 2004

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Employer Contributions: The Company and its subsidiaries contribute the difference between the cost of shares acquired on the open market or from private sources and the participant purchase price. The Company may elect to issue shares to participants rather than acquiring shares on the open market. Since the Company has no obligation to contribute cash to the Plan, employer contributions are recorded when received. The Company pays all Plan administrative costs.

Payment of Benefits: Benefits are recorded when paid, either when shares are purchased for the participants or participant contributions are refunded upon termination.

Use of Estimates: The preparation of financial statements requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Reclassifications: Some items in prior year financial statements were reclassified to conform to the current presentation.

NOTE 3 - RELATED PARTY TRANSACTIONS

The cash of the Plan is held in a non-interest bearing checking account at German American Bank, a wholly owned subsidiary of the Company. The number of shares of employer securities purchased with Plan assets on behalf of participants in the plan years ended August 16, 2005, 2004 and 2003 were 23,996, 28,054 and 25,027 shares. See Statements of Changes in Net Assets for the dollar amounts of the purchases. See also Note 6 regarding purchases subsequent to year-end.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate or amend the Plan at any time. The Plan may continue until all the stock allocated to the Plan has been issued or until after the tenth plan year-end is completed, whichever is earlier. The Plan year ended August 16, 2000 was the first Plan year. The Plan provides for the purchase of up to 542,420 shares of common stock, and 127,380 shares have been issued through August 16, 2005.

(Continued)

7.

GERMAN AMERICAN BANCORP

EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

August 16, 2005 and 2004

NOTE 5 - TAX STATUS

The Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”) and is not subject to any provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code, and the provisions of the Plan shall be construed so as to extend and limit participation in a manner consistent with the requirement of that Section of the Code. Consequently, the difference between the purchase price and the fair market value of the stock purchased under the Plan is not includable in participant gross income for federal income tax purposes, unless a disqualifying distribution occurs.

NOTE 6 - SUBSEQUENT EVENT

In September 2005, the Company purchased 30,540 common shares on the open market for $437,733. Funding for the purchase of the common stock was from employee contributions totaling $375,111 and Company contributions of $62,622.

8.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Human Resources Committee, acting as the administrator of the German American Bancorp 1999 Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized, on November 14, 2005.

German American Bancorp
1999 Employee Stock Purchase Plan
(Name of Plan)

By: /s/ Mark A. Schroeder Mark A. Schroeder, a member of the Human Resources Committee